THE MEMBERSHIP INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES OR BLUE SKY LAWS OF THE STATE OF CALIFORNIA OR ANY OTHER STATE AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES OR BLUE SKY LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION IS APPLICABLE.

THE SALE OF THE MEMBERSHIP INTERESTS WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH MEMBERSHIP INTERESTS OR THE PAYMENT OR RECEIPT OF ANY PART OF CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SUCH MEMBERSHIP INTERESTS IS EXEMPT FROM THE QUALIFICATION BY SECTIONS 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

# LIMITED LIABILITY COMPANY

# OPERATING AGREEMENT

# OF

# BLIND SPIRITS LLC,

# A CALIFORNIA LIMITED LIABILITY COMPANY

# LIMITED LIABILITY COMPANY
## OPERATING AGREEMENT
## OF
## BLIND SPIRITS LLC

This Limited Liability Company Operating Agreement (the "Agreement") is made as of March 23, 2022, by and among the parties listed on the signature pages hereof, with reference to the following facts:

WHEREAS, the founding Member formed a California limited liability company and the Members hereby agree on the terms and conditions for the operation and management of said limited liability company.

NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

## ARTICLE I
## DEFINITIONS

As used herein, the following terms have the following meanings (all terms used in the Agreement that are not defined in this Article I shall have the meanings set forth elsewhere in the Agreement):

1.1 "Act" shall mean the California Revised Uniform Limited Liability Company Act, codified in the California Corporations Code, as the same may be amended from time to time.

1.2 [Intentionally Omitted].

1.3 "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of the Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4),1.704-1(b)(2)(ii)(d)(5) and

1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

1.4     [Intentionally Omitted].

1.5     "Bankruptcy" shall mean: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by a court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

1.6     "Capital Account" shall mean, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(a)     to each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Net Income allocated pursuant to Section 6.1(a), Capital Event Gain allocated pursuant to Section 6.1(b), any items in the nature of income or gain which are specially allocated pursuant to Section 6.2 or Section 6.3, and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(b)     to each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Net Loss allocated pursuant to Section 6.1(c), any items in the nature of expenses or losses which are specially allocated pursuant to Section 6.2 or Section 6.3, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company;

(c)     in the event all or a portion of a Member's interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest; and

(d)     in determining the amount of any liability for purposes of this definition of Capital Account, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and other provisions relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or a Member), are computed in order to comply with such Regulations, the Manager may make such modification. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a person related to the maker of the note within the meaning of Regulations Section 1.704-1 (b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

The Manager also shall (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (b) make any appropriate modifications in the event unanticipated events (for example, the acquisition by the Company of oil or gas properties) might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

1.7    "Capital Contributions" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the interest in the Company held by such Member.

1.8    "Capital Event" shall mean the sale or other disposition of any Company asset, other than recurring sales in the ordinary course of business.

1.9    "Capital Event Gain" shall mean any gain from a Capital Event as calculated by deducting from Capital Event Proceeds resulting from a Capital Event an amount of Invested Capital reasonably deemed by the Manager to be attributable to the Company asset that is the subject of the Capital Event.

1.10   "Capital Event Proceeds" shall mean the proceeds from any Capital Event. In the computation of Capital Event Proceeds, there shall be deducted the payment of all costs and other expenses related thereto and approved by the Manager and the satisfaction of any debt being refinanced or discharged and any other debts or liabilities of the Company for which the Manager decides to use the same and the setting aside of any reserves therefrom reasonably deemed proper by the Manager.

1.11   [Intentionally Omitted].

1.12   [Intentionally Omitted].

1.13   "Non-Voting Units" shall mean those Units that are distributed to a Member in exchange for his or her Capital Contribution or in exchange for his or her services to the Company.

1.14   "Non-Voting Members" shall mean each Member issued Non-Voting Units in exchange for a Capital Contribution to the Company or in exchange for his or her services to the Company.

1.15   "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

1.16   "Company Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d). For purposes of Regulations Section 1.704, Company shall mean partnership and partner shall mean Member where the context of such Regulations require.

1.17   "Company Capital Event" shall mean the sale or other disposition of the Company by the Members, other than a Capital Event.

1.18   "Corporations Code" shall mean the California Corporations Code, as amended from time to time (or any corresponding provisions of succeeding law).

1.19   "Depreciation" shall mean, except as otherwise required by Section 1.704-3(d)(2) of the Income Tax Regulations, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

1.20   "Dissolution Event" shall occur upon (i) entry of a decree of judicial dissolution against the Manager, or (ii) the resignation, dissolution or Bankruptcy of the Manager, unless the other Members consent to continue the business of the Company pursuant to Section 8.1(d) hereof.

1.21   "Economic Interest" shall mean a Member's or Economic Interest Owner's share of one or more of the Company's Net Income, Capital Event Gain, Net Loss, and distribution of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, any right to vote or participate in the management, or except as provided in Section 17106 of the Corporations Code, any right to information concerning the business and affairs of the Company.

1.22   "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member.

1.23   "Fiscal Year" means (i) the period commencing on the effective date of this Agreement and ending on December 31, 2022, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Net Income, Capital Event Gain, Net Loss and other items of Company income, gain, loss or deduction.

1.24 "Gross Asset Value" means, with respect to any asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(b) the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to any Member of more than a *de minimis* amount of property as consideration for an interest in the Company and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (a) and (b)(i) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution; and

(d) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704- 1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Manager determines that an adjustment pursuant to subsection (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsections (a) or (b) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss.

1.25 "Invested Capital" shall mean the amount of cash and the Gross Asset Value of any other property contributed by a Member to the Company (net of any liabilities which may be assumed by the Company or which are secured by the property contributed by such Member).

1.26 "Majority Interest" shall mean one or more Percentage Interests of Members which taken together exceed fifty percent (50%) of the aggregate of all Percentage Interests.

Operating Agreement – Blind Spirits LLC

1.27 “Manager” shall mean Robert B. DeMars, an individual.

1.28 [Intentionally Omitted].

1.29 “Member” shall mean the Manager and each Person who (a) (i) is an initial signatory to this Agreement, (ii) has been admitted to the Company as a Member in accordance with this Agreement or (iii) is an assignee who has become a Member in accordance with Article VII and (b) has not resigned or withdrawn or, if other than an individual, dissolved. Member may be used to refer to a Non-Voting Member or Voting Member, as the context requires, and Members shall refer, collectively, to all Non-Voting Members and Voting Members.

1.30 “Member Nonrecourse Debt” has the meaning set forth in Section l.704-2(b)(4) of the Regulations.

1.31 “Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section l.704-2(i)(3) of the Regulations.

1.32 “Member Nonrecourse Deductions” has the meaning set forth in Sections 1. 704- 2(i)(1) and l.704-2(i)(2) of the Regulations.

1.33 “Membership Interest” shall mean a Member's entire interest in the Company including the Member's Economic Interest, the right to vote on or participate in the management, and the right to receive information concerning the business and affairs, of the Company.

1.34 [Intentionally Omitted].

1.35 “Net Cash Flow” shall mean all cash received by the Company resulting from all sources, excluding Capital Event Proceeds, after payment of or reserving for the following:

(a) all amounts necessary for the payment of all liabilities of the Company then due or known to be coming due; and

(b) such additional amounts as the Manager reasonably determines to be necessary as a reserve for working capital, capital expenditures, the payment of existing or future liabilities of the Company and all other matters considered necessary or desirable in the Manager’s sole discretion.

1.36 “Net Income” or “Net Loss” shall mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing

Net Income or Net Loss pursuant to this Section shall be added to such taxable income or loss;

(b)    any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.703- 1(b)(2)(iv)(1), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this Section shall be subtracted from such taxable income or loss;

(c)    in the event the Gross Asset Value of any Company asset is adjusted pursuant to Sections 1.24(b) or 1.24(c), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income, Capital Event Gain or Net Loss;

(d)    gain or loss from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value and Capital Event Gain (but not loss) shall be excluded in computing Net Income and/or Net Loss;

(e)    in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation above;

(f)    to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-l(b)(2)(iv)(*m*)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income, Capital Event Gain or Net Loss; and

(g)    notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 6.2 or Section 6.3 shall not be taken into account in computing Net Income or Net Loss.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Sections 6.2 and 6.3 shall be determined by applying rules analogous to those set forth in this Section 1.36(a) through 1.36 (g) above.

1.37   "Non-Managing Member" shall mean all Members other than the Manager.

1.38   "Non-Voting Units" shall mean those Units that are distributed to a Member in exchange for his or her Capital Contribution or in exchange for his or her services to the Company.

1.39  "Non-Voting Members" shall mean each Member issued Non-Voting Units in exchange for a Capital Contribution to the Company or in exchange for his or her services to the Company.

1.40  "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

1.41  "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

1.42  "Percentage Interest" shall mean the percentage of a Member set forth opposite the name of such Member under the column "Member's Percentage Interest" in Exhibit A hereto, as determined by a fraction where the numerator is the number of Units owned by such Member and the denominator is the total number of Units outstanding.

1.43  "Person" shall mean an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust association or any other entity.

1.44  "Prohibited Member" shall mean any Person who is (i) a designated national, ⏹ specially designated national, specially designated terrorist, specially designated global terrorist, foreign terrorist organization, or blocked person within the definitions set forth in the Foreign Assets Control Regulations of the United States Treasury Department, (ii) acting on behalf of, or a Person owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulations of the United States Treasury Department, including, but not limited to, the Government of Sudan, the Government of Iran, the Government of Libya and the Government of Iraq, (iii) within the scope of Executive Order 13224 Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001 or (iv) subject to additional restrictions imposed by the following statutes (or regulations and executive orders issued thereunder): the Trading with the Enemy Act, the Iraq Sanctions Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act, and the Foreign Operations, Export Financing, and Related Programs Appropriations Act, or any other law of similar import, as each such act or law has been or may be amended, supplemented, adjusted, modified, or reviewed from time to time.

1.45  "Regulations" shall mean the Income tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.46  "Unit" shall mean each share of a Member's Membership Interest in the Company, and for purposes herein, may be referred to herein as Non-Voting Units and Voting Units.

1.47 "Voting Units" shall mean those Units that are distributed to a Voting Member which shall initially be only the Manager.

1.48 "Voting Member" shall mean the holders of Voting Units.

## ARTICLE II
## ORGANIZATIONAL MATTERS

2.1 <u>Formation</u>. Pursuant to the Act, the Manager has formed a California limited liability company under the laws of the State of California by filing the Articles with the California Secretary of State and entering into this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2 <u>Name</u>. The name of the Company shall be "Blind Spirits LLC". The business of the Company shall be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable.

2.3 <u>Term</u>. The term of this Agreement shall be for an indefinite period of time, unless sooner terminated as hereinafter provided.

2.4 <u>Office and Agent</u>. The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be located at 416 Bedford Place, Thousand Oaks, CA 91360 or any other location as the Manager may determine. The Company also may have such offices, anywhere within and without the State of California, as the Manager from time to time may determine, or the business of the Company may require. The registered agent shall be as stated in the Articles or as otherwise determined by the Manager.

2.5 <u>Addresses of the Members and the Manager</u>. The respective addresses of the Members and the Manager are set forth on Exhibit A attached hereto.

2.6 <u>Purpose of the Company</u>. The purpose of the Company shall be to engage in any lawful activity for which a limited liability company may be organized under the Act. Without limiting the foregoing, the purpose of the Company is to own and operate a monthly subscription service to blind taste spirits.

## ARTICLE III
## CAPITALIZATION, CAPITAL CONTRIBUTIONS & CLOSINGS

3.1    <u>Capitalization</u>.    The Company is hereby authorized to issue and distribute 51,000 Voting Units and 49,000 Non-Voting Units.

3.2    <u>Capital Contributions</u>.   Each Member shall contribute such amount as set forth in Exhibit A as his or her initial Capital Contribution, which Exhibit A shall be revised to reflect any additional contributions. However, no Member shall be required to make additional Capital Contributions. Upon making a Capital Contribution, each Member shall receive a number of Non-Voting Units in proportion to his or her Capital Contribution as further set forth in Exhibit A. The Manager may also issue Non-Voting Units to employees, independent contractors, and other key personnel pursuant to an equity incentive plan or otherwise at the discretion of the Manager. The recipients of such Non-Voting Units shall not make any initial Capital Contribution for the Non-Voting Units which constitutes a profits interest for income tax purposes, and therefore each such Non-Voting Member's Capital Account shall be zero for such profits interest; provided, however, that to the extent any such Non-Voting Member makes a cash Capital Contribution to the Company for Non-Voting Units, that Non-Voting Member will receive additional Non-Voting Units and a credit to his or her Capital Account in connection with such purchase of Non-Voting Units. The Manager shall not make any initial Capital Contribution for his 51,000 Voting Units which constitutes a profits interest for income tax purposes, and therefore the Manager's Capital Account initially shall be zero for such profits interest; provided, however, that to the extent the Manager makes a cash Capital Contribution to the Company for Non-Voting Units, the Manager will be treated in the same manner as other Non-Voting Members and will receive additional Non-Voting Units and a credit to his Capital Account in connection with such purchase of Non-Voting Units.

**ARTICLE IV**
**MEMBERS**

4.1    <u>Limited Liability</u>. Except as required under the Act, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

4.2    <u>Admission of Additional Members</u>.  The Manager may admit to the Company additional Members and shall amend Exhibit A accordingly. Notwithstanding the foregoing, substitute members may only be admitted in accordance with Article VII.

4.3    <u>Voting Rights</u>.    Except as expressly provided in this Agreement, Members shall have no voting, approval or consent rights. Members shall, by the affirmative vote of a Majority Interest, have the right to approve or disapprove: (a) a decision to continue the business of the Company after the occurrence of a Dissolution Event, (b) any amendment to the Articles or this Agreement, and (c) any other matter expressly required to be approved by a Majority Interest pursuant to the Act.

4.4    <u>Meetings of Members</u>.

(a)    <u>Date, Time and Place of Meetings of Members; Secretary</u>.   Meetings of Members may be held at such date, time and place within or without the State of California as the Manager may fix from time to time. No annual or regular meetings of Members is required. At any Members meeting, the Manager shall appoint a person to preside at the meeting and a person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting which shall be placed in the minute books of the Company. Members may participate in any Members' meeting through the use of any means of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Every Member entitled to vote at a meeting of Members shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Manager or secretary, if any, of the Company.

(b)     Power to Call Meetings.     Unless otherwise prescribed by the Act or by the Articles, meetings of the Members may be called by the Manager, or upon written demand of Members holding a Majority Interest for the purpose of addressing any matters on which the Members may vote.

(c)     Notice of Meeting.     Written notice of a meeting of Members shall be sent or otherwise given to each Member in accordance with Section 11.12 not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. No other business may be transacted at such meeting, except as directed by the Manager.

(d)     Validity of Action.     Any action approved by the Members at a meeting, other than by unanimous approval of those entitled to vote, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting or in any written waiver of notice. The presence in person or by proxy of the holders of a Majority Interest shall constitute a quorum at a meeting of Members.

(e)     Action by Written Consent without a Meeting.     Any action that may be taken at a meeting of Members may be taken without a meeting, if a consent in writing setting forth the action so taken, is signed and delivered to the Company within sixty (60) days of the record date for that action by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote on that action at a meeting were present and voted. All such consents shall be filed with the Manager or the secretary, if any, of the Company and shall be maintained in the Company records.

4.5     Payment to Members.     Except as provided in this Agreement or as determined by the Manager, no Member is entitled to remuneration for services rendered or goods provided to the Company.

4.6     Mandatory Withdrawal.

(a)     The Manager shall have the right at any time upon written notice to require a Member to withdraw from the Company if (i) the Manager determines, in its sole discretion, that such Member has made a material misrepresentation in, or violated any covenant of, this Agreement or such Member's Subscription Agreement, is a Prohibited Member or has become the subject of an Incapacity event or (ii) in the reasonable judgment of the Manager, a significant delay, extraordinary expense, violation of law or material adverse effect on the Members, the Company or any of its Affiliates is likely to result. Upon the giving of such notice, such Member will be required to withdraw as a Member as of the date specified in such notice (the Withdrawal Date).

(b)    Effective upon the Withdrawal Date, such Member shall cease to be a Member of the Company for all purposes and, except for its right to receive payment for its interest in the Company as provided in Section 4.6(c) herein, shall no longer be entitled to the rights of a Member under this Agreement (including, without limitation, the right to have any allocations made to its Capital Account pursuant to Article VI, the right to receive distributions pursuant to Article VI and upon dissolution of the Company pursuant to Article VIII and the right to vote on matters as provided in this Agreement).

(c)    The Capital Accounts of the Members shall be adjusted as of any Withdrawal Date to reflect allocations made pursuant to the Allocation Provisions through such date. If, after such adjustments, there is a positive balance in such Member's Capital Account, then the amount of such balance shall be paid by the Company to such Member in cash as promptly as is reasonably practicable following such withdrawal (taking into account the liquidity needs of the Company); provided, that the Manager shall be under no obligation to sell, finance or refinance any of the Company's assets to effect such withdrawal.

## ARTICLE V
## MANAGEMENT AND CONTROL OF THE COMPANY

5.1    Exclusive Management by the Manager.    The business, property and affairs of the Company shall be managed exclusively by the Manager. Except for situations in which the approval of the Members is expressly required by the Articles or this Agreement, the Manager shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs without limitation to the power to sell, merge or otherwise transfer the Company's assets or operations.

5.2    Powers of the Manager.        Without limiting the generality of Section 5.1, but subject to the express limitations set forth elsewhere in this Agreement, the Manager shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers described in the Corporations Code.

5.3    Non-Managing Members Have No Managerial Authority.    The Non-Managing Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles. Unless expressly and duly authorized in writing to do so by the Manager, no Non-Managing Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

5.4    Performance of Duties: Liability of Manager.    The Manager shall not be liable to the Company or to any other Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, gross negligence, intentional misconduct or a knowing violation of law by the Manager.

5.5    Competing Activities.    Except as provided herein, the Manager and his affiliates may engage or invest in (independently or with others, including one or more Members), any business activity of any type or description, including, without limitation, those that might be the same or similar to the Company's business and that might be in direct or indirect competition with the Company.

5.6    Payments to Manager.

(a)    Compensation.    Initially, the Manager shall not receive compensation in the form of a salary in exchange for services rendered to the Company.  However, the Manager reserves the right to receive compensation in exchange for services rendered to the Company at such time(s) and in an amount to be determined by the Manager after taking into consideration the cash flow and capital needs of the Company.

(b)    Expenses.    The Company shall reimburse the Manager for all costs incurred by the Manager in relation to the operation of the Company. The Company shall also pay or reimburse the Manager or his affiliates for all expenses (including, without limitation, legal and accounting fees and costs) incurred in connection with the organization of the Company.

(c)    Additional Management and Personnel.    The Manager shall, in his sole discretion, from time to time, hire additional personnel to assist with the operations and management of the Company. The salary and terms of employment for such personnel shall be determined by the Manager in his sole discretion. The Company shall be required to pay the salaries and expenses associated with any additional personnel hired by the Manager on behalf of the Company.

5.7    Loans by Manager.    In the event that the Company shall need monies for its business, the Manager may, but shall not be obligated to, loan money to the Company. The Manager may exercise the preceding option in lieu of, or in addition to, raising capital from other sources, such as selling interests in the Company to new or existing Members. Any such loan shall accrue interest at the then "prime rate" of interest announced by Wells Fargo Bank.

5.8    Limited Liability. No person who is a Manager or officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer or both a Manager and officer of the Company.

5.9    Officers.    The Manager may appoint officers at any time. The officers of the Company, if deemed necessary by the Manager, may include, but shall not be limited to, a chairperson, president, vice president, secretary, and chief financial officer. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of California or citizen of the United States. If a Manager is not an individual, such Manager's officers may serve as officers of the Company. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Manager. No officers, without the express written authority of the Manager, may sign contracts or incur obligations on behalf of the Company.

5.10  Payments for Services Performed by Manager on Behalf of Company or for Competing Activities.  Any payments made to the Company for services rendered by the Manager on behalf of the Company or for competing activities of the Manager pursuant to Section 5.5 shall be treated as payments made directly to the Manager by such service recipient and not as Net Income or Capital Event Gain of the Company. Such payments shall not be subject to Sections 6.1 or 6.7 and shall be directly allocated and distributed to the Manager. Under no circumstances shall such payments be considered as part of or aggregated with the payments to the Manager as set forth in Section 5.6.

**ARTICLE VI**
**ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS**

6.1  Net Income and Net Loss.  The Net Income, Capital Event Gain and Net Loss of the Company shall be allocated to the Members in the following order and priority:

(a)  Allocation of Net Income. Net Income for any Fiscal Year shall be allocated in the following manner and order of priority:

(i)  First, to the extent any Net Loss has been previously allocated among the Members under Section 6.1(c)(iii) or (ii) and has not been previously recouped under this Section 6.1(a)(i) or Section 6.1(b)(i), the Net Income shall be allocated among the Members in the same percentages as the Net Loss was previously allocated under Section 6.1(c)(iii) and (ii), with Net Loss previously allocated under Section 6.1(c)(iii) recouped first.

(ii)  Second, any Net Income not allocable under Section 6.1(a)(i) shall be allocated among the Non-Voting Members in an amount equal to any available cash distributed to Non-Voting Members pursuant to 6.7(a) in proportion to their then current Percentage Interest and among the Voting Members in an amount equal to any available cash distributed to Voting Members pursuant to 6.7(a) in proportion to their then current Percentage Interest.

(iii)  Third, any Net Income not allocable under Section 6.1(a)(i) or (ii) shall be allocated among the Members in proportion to their then current Percentage Interest.

(b)  Allocation of Capital Event Gain.  Capital Event Gain for any Fiscal Year shall be allocated in the following manner and order of priority:

(i)  First, to the extent any Net Loss has been previously allocated among the Members under Section 6.1(c)(iii) or (ii)

Operating Agreement – Blind Spirits LLC

and has not been previously recouped under Section 6.1(a)(i) or this Section 6.1(b)(i), Capital Event Gain shall be allocated among the Members in the same percentages as the Net Loss was previously allocated under Section 6.1(c)(iii) and (ii), with Net Loss previously allocated under Section 6.1(c)(iii) recouped first;

(ii)    Second, any Capital Event Gain not allocable under Section 6.1(b)(i) shall be allocated among the Non-Voting Members in an amount equal to any available cash distributed to Non-Voting Members pursuant to 6.7(b) in proportion to their then current Percentage Interest and among the Voting Members in an amount equal to any available cash distributed to Voting Members pursuant to 6.7(b) in proportion to their then current Percentage Interest.

(iii)   Third, any Capital Event Gain not allocable under Section 6.1(b) (i) or (ii) shall be allocated among the Members in proportion to their then current Percentage Interest.

(c)    Allocation of Net Loss. Net Loss for any Fiscal Year shall be allocated in the following manner and order of priority:

(i)    First, to the extent any (a) Net Income has been previously allocated among the Members pursuant to Section 6.1(a) (ii) or (iii) or (b) Capital Event Gain has been previously allocated among the Members pursuant to Section 6.1(b)(ii) or (iii) and has not been previously offset under this Section 6.1(c)(i), the Net Loss shall be allocated among the Members in the same percentages as such Net Income and Capital Event Gain was previously allocated under Section 6.1 (a) or Section 6.1(b), respectively, with the earliest Fiscal Year's Net Income and Capital Event Gain offset first;

(ii)    Second, until the aggregate amount of Net Loss allocated under this Section 6.1(c)(ii) shall equal the aggregate amount of the Net Capital Contributions of the Members, Net Loss shall be allocated among the Members in proportion to the Net Capital Contribution made by each Member. For purposes hereof, the ☐Net Capital Contribution☐ of a Member shall be an amount equal to the aggregate Capital Contributions made by such Member net of any liabilities assumed by the Company, or taken subject to by the Company, in connection with such Member's Capital Contributions;

(iii)   Third, Net Loss shall be allocated among the Members in proportion to their then current Percentage Interests.

(iv)    In no event, however, shall an allocation of Net Loss be made to a Member to the extent the allocation would result in such Member having an Adjusted Capital Account Deficit within the meaning of the Regulations. Any excess Net Loss shall be allocated to the other Members, in proportion to their then current Percentage Interests, to the extent permitted above.

(d)    Notwithstanding the foregoing provisions outlined in Sections 6.1(a), 6.1(b) and 6.1(c), the Manager shall have the reasonable discretion to otherwise allocate Net Income, Capital Event Gain and Net Loss to cause the relative Capital Account balances of the Members to be in the ratio of their relative shares of distributions pursuant to Section 6.7 and to otherwise be consistent with the terms of this Agreement.

     6.2    <u>Special Allocations</u>.

     (a)    <u>Minimum Gain Chargeback</u>.  Except as otherwise provided in Section 1. 704-2(f) of the Regulations, notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any Fiscal Year, the Members shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such person's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to the Members pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704- 2(f) of the Regulations and shall be interpreted consistently therewith.

     (b)    <u>Member Minimum Gain Chargeback</u>.    Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article VI, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each person who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such person's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to the Members pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

     (c)    <u>Qualified Income Offset</u>.    In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704- 1(b)(2)(ii)(d)(4), Regulations Section 1.704-1(b)(2)(ii)(d)(5), or Regulations Section 1.704-1 (b)(2)(ii)(d)(6) which gives rise to an Adjusted Capital Account Deficit of any Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such person as quickly as possible, provided that an allocation pursuant to this Section 6.2(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.2(c) were not in this Agreement.

     (d)    <u>Gross Income Allocation</u>.    In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such person is obligated to restore and (ii) the amount such person is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(l) and 1.704-2(i)(5), each such person shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to

Operating Agreement – Blind Spirits LLC

this Section 6.2(d) shall be made if and only to the extent that such person would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.2(d) and Section 6.2(c) hereof were not in the Agreement.

(e) <u>Nonrecourse Deductions</u>.   Nonrecourse Deductions for any Fiscal Year shall be specially allocated among the Members in proportion to their Percentage Interests.

(f) <u>Member Nonrecourse Deductions</u>.   Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1). If more than one Member bears the economic risk of loss for a Member Nonrecourse Debt, any Member Nonrecourse Deductions shall be allocated among the Members according to the ratio in which they bear the economic risk of loss.

(g) <u>Section 754 Adjustment</u>.   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or Regulations Section 1.704- 1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts as the result of a distribution to any Member in complete liquidation of his interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interests in the event that Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(*m*)(4*)* applies.

(h) <u>Basis Increases</u>.   In the event the adjusted tax basis of any Code Section 38 property that has been placed in service by the Company is increased pursuant to Code Section 50(c), such increase shall be specially allocated among the Members (as an item in the nature of income or gain) in the same proportions as the investment tax credit that is recaptured with respect to such property is shared among the Members.

(i) <u>Basis Reductions</u>.   Any reduction in the adjusted tax basis (or cost) of Company Code Section 38 property pursuant to Code Section 50(c) shall be specially allocated among the Members (as an item in the nature of expenses or Net Loss) in the same proportions as the basis (or cost) of such property is allocated pursuant to Regulations Section 1.46-3(f)(2)(i).

(j) <u>Allocations Relating to Taxable Issuance of Company Interest</u>.   Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of a Membership Interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

6.3　Curative Allocations.　The allocations set forth in Sections 6.1(c)(iv), 6.2(a), 6.2(b), 6.2(c), 6.2(d), 6.2(e), 6.2(f) and 6.2(g) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.3. Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such person would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections 6.1 (other than subsection 6.1(c)(iv)), 6.2(h), 6.2(i), and 6.2(j). In exercising its discretion under this Section 6.3, the Manager shall take into account future Regulatory Allocations under Sections 6.2(a) and 6.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 6.2(e) and 6.2(f).

6.4　Members' Interests in Company Net Income for Purposes of Section 752. As permitted by Section 1.752-3(a)(3) of the Income Tax Regulations, the Members hereby specify that solely for purposes of determining their respective shares of excess Nonrecourse Liabilities of the Company, the Members' respective shares of Company Net Income shall be equal to their respective Percentage Interests.

6.5　Tax Allocations.　Allocations pursuant to this Section 6.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, a Member's Capital Account or share of Net Income, Capital Event Gain, Net Loss, or other items, or distributions pursuant to any provision of this Agreement.

(a)　Allocation of Tax Depreciation.　Except to the extent required, or permitted, by Section 704(c) of the Code or the Regulations thereunder, "Tax Depreciation" for each Fiscal Year of the Company (which means the depreciation, depletion or amortization deduction or allowance that shall be allowable for income tax purposes to the Company with respect to an item of Company property) shall be allocated to the Members in the same manner that Depreciation shall have been allocated to the Members pursuant to Section 6.1 hereof. In accordance with Section 704(c) of the Code and the Regulations thereunder, "Tax Depreciation" and other partnership items with respect to Section 704(c) property shall be allocated among the Members in accordance with the traditional allocation method contained in Regulations Section 1.704-3(b).

(b)　Tax Gain or Loss.　The gain or loss for income tax purposes from the sale or other disposition of Company property ("Tax Gain or Loss") for each Fiscal Year of the Company shall be allocated to the Members as provided in this Section 6.5. Tax Gain or Loss for purposes of this Section shall be calculated (1) without including any income from interest on any deferred portion of the sale price and (2) without including in the tax basis of the Company property, any remaining special basis adjustment to Company property under Sections 732(d) or 743 of the Code except to the extent that such special basis adjustment is allocated to the common basis of Company property under Section 1.734-2(b)(1) of the Regulations. The Members agree that the tax effects of any special basis adjustment that is not included in the calculation of tax gain or loss in accordance with clause (2) of the preceding sentence shall be separately reflected in calculating the tax gain or loss of the Member or Members to whom such special basis adjustment relates.

(i) In General. In the case of "Section 704(c) Property" (as hereinafter defined), Tax Gain or Loss (as the case may be) shall be allocated in accordance with the requirements of Section 704(c) of the Code and the Regulations thereunder using the traditional allocation method set forth in the Regulations and such other provisions of the Code as govern the treatment of Section 704(c) Property. Any gain or loss in excess of the amount allocated pursuant to the preceding sentence (or, in the case of property which is not Section 704(c) property, all Tax Gain or Loss) shall be allocated among all the Members in the same ratio that the book gain or loss with respect to such property is allocated in accordance with Article VI; provided, however, in the event that there is no book gain or loss, then any Tax Gain or Loss in excess of the amount allocated pursuant to the preceding sentence shall be allocated among the Members in accordance with Section 1.704-1(b)(3) of the Regulations. As used herein, "Section 704(c) Property" means (i) each item of Company property which is contributed to the Company and to which Section 704(c) of the Code or Section 1.704-1(b)(2)(iv)(d) of the Regulations applies, and (ii) each item of Company property which, as contemplated by Section 1.704- 1(b)(4)(i) and other analogous provisions of the Regulations, is governed by the principles of Section 704(c) of the Code (or principles analogous to the principles contained in Section 704(c) of the Code) by virtue of (a) an increase or decrease in the Capital Accounts of the Members to reflect a revaluation of Company property on the Company's books as provided by Section l.704- 1(b)(2)(iv)(f) of the Regulations, (b) the fact that it constitutes a receivable, account payable, or other accrued but unpaid item which, under principles analogous to those applying to an item of Company property having an adjusted tax basis that differs from its Gross Asset Values, is treated as an item of property described in Section 1.704-1(b)(2)(iv)(*g*)(2) of the Regulations, (c) the constructive transfer of Company assets to a deemed new partnership under Section 708(b)(1)(B) of the Code and Section 1.708-1(b)(l)(iv) of the Regulations, or (d) any other provision of the Code or the Regulations (including, without limitation, Section l.704-1(b)(4)(i) of the Regulations) as the same may from time to time be construed, to the extent that, and for so long as, such item of Company property continues to be governed by the principles of Section 704(c) of the Code (or principles analogous to the principles contained in Section 704(c) of the Code).

(ii) Recapture Income. If, in the event of a gain on any sale, exchange or other disposition of Company property, all or a portion of such gain is characterized as ordinary income ("Recapture") by virtue of the recapture rules of Section 1250, Section 1245 or otherwise, then the Recapture shall be allocated between or among the Members in the same ratio that Tax Depreciation allowable with respect to such Company property has been allocated between or among them, except to the extent otherwise required by the Code, or the Regulations; provided, however, that under no circumstances shall there be allocated to any Member Recapture in excess of the gain allocated to such Member under subsection (b) above (and such excess shall be allocated instead between or among the Members as to which this provision does not apply, in proportion to the gain allocated between or among them).

(c) Other Items Relating to Section 704(c) Property. Any item of income, gain, loss or deduction relating to an item of Section 704(c) Property shall be allocated in accordance with the requirements of Section 704(c) of the Code using the traditional allocation method contained in the Regulations thereunder and such other provisions of the Code as govern the treatment of Section 704(c) Property and the related book item shall be allocated in a manner consistent with the Regulations promulgated under Section 704(b) of the Code.

6.6 Allocation of Net Income, Capital Event Gain and Net Loss in Respect of a Transferred Interest. If any Membership Interest is

transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any Fiscal Year of the Company, (a) each item of Net Income or Net Loss of the Company for such Fiscal Year shall be assigned pro rata to each day in the particular period of such Fiscal Year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Member based upon his or her respective Membership Interest at the close of such day (b) Capital Event Gain shall be allocated to the Members on the date in which the Capital Event occurs in accordance with their Membership Interest at the close of such day.

6.7     Distributions.

(a)     Distribution of Net Cash Flow from Operations.     Net Cash Flow from operations, if any, shall be distributed at such times as the Manager may determine, in its sole discretion and in the following order and priority:

(i)     First, one hundred percent (100%) to each Member on a pro rata basis in proportion to the Member's Percentage Interest in the Company determined as a fraction where the numerator is the number of Units owned by such Member and the denominator is the total number of Units outstanding until each Member receives its initial Capital Contribution; and

(ii)     Thereafter, to each Member on a pro rata basis in proportion to the Member's Percentage Interest determined as a fraction where the numerator is the number of Units owned by such Member and the denominator is the total number of Units outstanding.
.

(b)     Distribution of Capital Event Proceeds.     From the effective date of this Agreement and throughout the term of the Company, the Capital Event Proceeds, if any, shall be distributed at such times as are determined by the Manager in its sole discretion, in the following order and priority:

(i)     First, the amount of Invested Capital reasonably deemed by the Manager to be attributable to the Company asset that is the subject of the Capital Event shall be distributed one hundred percent (100%) to each Member on a pro rata basis in proportion to the Member's Percentage Interest in the Company determined as a fraction where the numerator is the number of Units owned by such Member and the denominator is the total number of Units outstanding until each Member receives its initial Capital Contribution; and

(ii)     Thereafter, to each Member on a pro rata basis in proportion to the Member's Percentage Interest determined as a fraction where the numerator is the number of Units owned by such Member and the denominator is the total number of Units outstanding.

6.8     Tax Withholding. In the event that the Company is required to pay or withhold any federal or state tax attributable to distributions or allocations to any Member, such withholding shall come solely out of any distributions then due to such Member (but shall be treated as an actual distribution to such Member). If the required withholding exceeds such distributions, such Member shall be obligated to contribute to the Company cash in an amount equal to such excess plus interest at ten percent (10.00%) per annum until paid.

6.9     Return of Distributions.         Except for distributions made in violation of the Act, no Member or Economic Interest Owner shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company.

6.10    Company Treated as a Partnership for Federal Income Tax Purposes; Tax Matters Member.         The Members intend that the Company shall be treated as a partnership for federal income tax purposes, and no Member shall file any election which would cause the Company to be treated otherwise. The Manager shall, among its other duties and responsibilities, be the Tax Matters Member of the Company, with the rights and responsibilities set forth in Code Section 6231(a)(7) of the Code and in any comparable provision of state or local tax law for a tax matters partner of a partnership; provided, however, that in no event shall such designation cause the Company to be deemed other than a limited liability company organized and governed under the Act or the Manager to be deemed to be anything other than a Member of the Company.

**ARTICLE VII**
**TRANSFER AND ASSIGNMENT OF INTERESTS**

7.1     Transfer.     No Member shall sell, assign, transfer, pledge, encumber or in any other manner whatsoever, alienate or dispose of any or all of a Membership Interest at any time owned by or standing in the name of such Member, including any Membership Interest hereafter issued to any Member either in accordance with the terms of this Agreement, by reason of any merger, consolidation, reorganization or recapitalization of the Company or otherwise, except:

(a)     transfers to the Company;

(b)     transfers by a Member to his or her spouse or his or her lineal descendants (or trusts the beneficiaries of which are his or her spouse or his or her lineal decedents);

(c)     transfers to any corporation, partnership, agent or nominee under the direct control of such Member; and

(d)     transfers consented to by the Manager (all of the foregoing, collectively, "Permitted Transfers").

The transferee of a Permitted Transfer is referred to herein as a "Permitted Transferee." Any Membership Interest transferred by any Member shall continue to be subject in all respects to the terms, conditions and provisions of this Agreement and any transfers as permitted hereunder shall be conditioned upon any such Permitted Transferee assuming in writing (in form and substance satisfactory to the Manager) the obligations of the transferor Member with respect to such Membership Interest hereunder.

7.2 <u>Further Restrictions on Transfer of Interests</u>. In addition to other restrictions found in this Agreement, no Member shall transfer, assign, convey, sell, encumber or in any way alienate all or any part of his or her Membership Interest without compliance with Section 10.1 hereof.

7.3 <u>Substitution of Members</u>. A transferee of a Membership Interest shall have the right to become a substitute Member only if (i) the requirements of Sections 7.1 and 7.2 relating to Permitted Transfers, franchise, securities and tax requirements hereof are met, (ii) such Person executes an instrument in form and substance satisfactory to the Manager accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with his or her admission as a new Member. The admission of a substitute Member shall not result in the release of the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

7.4 <u>Effective Date of Permitted Transfers</u>. Any permitted transfer of all or any portion of a Membership Interest shall be effective as of the date upon which the requirements of Sections 7.1, 7.2 and 7.3 have been met. The Manager shall provide the Members with written notice of such transfer as promptly as practicable after the requirements of Sections 7.1, 7.2 and 7.3 have been met. Any transferee of a Membership Interest shall take such interest subject to the restrictions on transfer imposed by this Agreement.

7.5 <u>Rights of Legal Representatives</u>. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by his or her legal representative or successor.

7.6 <u>No Effect to Transfers in Violation of Agreement</u>. Upon any transfer of a Membership Interest in violation of this Article VII, the transferee shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any rights of a Member. Such transferee shall only be entitled to become an Economic Interest Owner and thereafter shall only receive the share of one or more of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor of such Economic Interest would otherwise be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the Manager, a transfer in violation of this Article VII would cause the termination of the Company under the Code (i.e., the Company would cease to be taxed as a partnership), in the sole discretion of the Manager, the transfer shall be null and void and the purported transferee shall not become either a Member or an Economic Interest Owner.

Upon and contemporaneously with any transfer, assignment, conveyance or sale (whether arising out of an attempted charge upon that Member's Economic Interest by judicial process, a foreclosure by a creditor of the Member or otherwise) of a Member's Economic Interest which does not at the same time transfer the balance of the rights associated with the Membership Interest transferred by the Member (including, without limitation, the limited rights of the Member to vote on certain matters under this Agreement), the Company shall purchase from the Member, and the Member shall sell to the Company for a purchase price of ten dollars ($10.00), all remaining rights and interests retained by the Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. Such purchase and sale shall not, however, result in the release of the Member from any liability to the Company as a Member.

Each Member acknowledges and agrees that the right of the Company to purchase such remaining rights and interests from a Member who transfers a Membership Interest in violation of this Article VII is not unreasonable under the circumstances existing as of the date hereof.

7.7    Right of First Refusal.    If a Member shall desire to transfer, assign, convey, sell, encumber or in any way alienate or dispose of all or any part of his or her Membership Interest (or as required by operation of law or other involuntary transfer to do so) other than pursuant to Section 7.1(a),(b) or (c) hereof, then prior thereto such Member shall first obtain a bona fide offer for the sale for cash of such Membership Interest. The selling Member shall first offer such Membership Interest to the Company and the non-transferring Members in accordance with the following provisions:

(a)    The selling Member shall deliver a written notice to the Company and the other Members stating (i) such Member's bona fide intention to transfer such Membership Interest, (ii) the name and address of the proposed transferee, (iii) the Membership Interest to be transferred, and (iv) the purchase price and terms of payment for which the Member proposes to transfer such Membership Interest.

(b)    Non-transferring Members shall have the option within thirty (30) days after receipt of the notice described in Section 7.7(a), of notifying the Manager in writing of his desire to purchase a portion of the Membership Interest being so transferred. The failure of any Member to submit a notice within the applicable period shall constitute an election on the part of that Member not to purchase any of the Membership Interest which may be so transferred. Each Member so electing to purchase shall be entitled to purchase a portion of such Membership Interest in the same proportion that the Percentage Interest of such Member bears to the aggregate of the Percentage Interests of all of the Members electing to so purchase the Membership Interest being transferred. In the event any Member elects to purchase none or less than all of his or her pro rata share of such Membership Interest, then the other Members can elect to purchase more than their pro rata share.

(c)    If the non-transferring Members fail to purchase the entire Membership Interest being transferred, then the Company shall have the option to purchase any remaining share of such Membership Interest. The Company's option shall expire if not exercised within thirty (30) days following expiration of the initial thirty (30) days option period. Failure to provide any such notice within the applicable period shall constitute an election on the part of the Company not to purchase any of the remaining shares of such Membership Interest.

(d)    If the Company and the non-transferring Members elect not to purchase all of the Membership Interest designated in such notice, then the transferring Member may transfer the Membership Interest described in the notice to the proposed transferee, providing such transfer (i) is completed within thirty (30) days after the expiration of the Company's right to purchase such Membership Interest, (ii) is made on terms no less favorable to the transferring Member than as designated in the notice, and (iii) the requirements of Sections 7.1(d), 7.2 and 7.3 relating to consent of Members, securities and tax requirements hereof are met. If such Membership Interest is not so transferred, the transferring Member must give notice in accordance with this Section prior to any other or subsequent transfer of such Membership Interest.

7.8     Drag-Along Rights.

(a)     If Members holding a Majority Interest receive a bona fide Offer to purchase all the Company's Membership Interests, and the Offer is acceptable to the Manager, then Members holding a Majority Interest may, by written notice to the Other Members, compel them to also accept the Offer, and thereafter sell all of the Company's Membership Interests, including the Membership Interest(s) owned by such Other Member pursuant to the Offer (the "Drag-Along Right"); provided, however, that the Third Party purchaser must in fact purchase all of the outstanding interests of the Company and each Member must receive consideration per Membership Interest identical to that received by the other Members (i.e., if one Member has a Membership Interest that is twice as large as another Member's, such first Member must receive twice the aggregate consideration that the second Member receives). The Drag-Along Right may be exercised by the selling Members by delivering to the Other Members a copy of the Offer and written notice setting forth (i) the time and place of the closing of the sale described in the Offer (which time and place shall be no less than ten (10) business days following delivery of such notice by the Other Members) and (ii) the expected compensation to be paid at such closing. All parties to this Agreement hereby acknowledge and agree that Title 2.6, Article 11, (*California Corporations Code Sections 17711.01 – 17711.14*) does not apply to the Membership Interests in accordance with California Corporations Code Section 17711.13. The amount paid in respect of such Membership Interests in the event of a reorganization shall be set forth in the Offer.

(b)     The place of closing of the transactions described in this Section 7.8 shall be the principal office of the Company or as shall otherwise be set forth in the Offer. The Third Party shall remit to each Member identical consideration for each percentage of Membership Interest sold by each Member, against delivery by each Member of certificates or documents for all Membership Interests then being sold by each Member, duly endorsed for transfer or with duly executed stock powers with the necessary revenue stamps thereto affixed by the selling Member. The selling Member(s) shall warrant as to good and marketable title of such Membership Interest free and clear of any liens, encumbrances and adverse claims (other than those that may be contained in this Agreement). The closing will occur concurrently with the closing of the transaction set forth in the Offer.

7.9     Company Capital Event.     In the event that the Members agree to sell the Company pursuant to a Company Capital Event or as the result of a Member exercising such Member's Drag-Along Right, as the case may be, the Members agree that any proceeds received from a Company Capital Event shall be treated as Capital Event Proceeds and divided among the Members as if such Company Capital Event were a Capital Event. As such, any proceeds from a Company Capital Event would be divided among the Members pursuant to the allocation and distribution provisions of Sections 6.1(b) and 6.7(b). For the avoidance of any doubt, the application of Sections 6.1(b) and 6.7(b) shall be applied only for the purposes of determining the division of proceeds from a Company Capital Event among the Members and shall not have any effect on the federal, state or local income tax consequences as a result of a Company Capital Event.

## ARTICLE VIII
## DISSOLUTION AND WINDING UP

8.1    Dissolution.        The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of the following:

(a)    Upon the happening of any event of dissolution specified in the Articles;

(b)    Upon the entry of a decree of judicial dissolution pursuant to Section 17351 of the Corporations Code;

(c)    Upon the affirmative vote of a Majority Interest;

(d)    The occurrence of a Dissolution Event and the failure of a Majority Interest to consent to continue the business of the Company within ninety (90) days after the occurrence of such event; or

(e)    The sale of all or substantially all of the assets of the Company.

8.2    Certificate of Dissolution.        As soon as possible following the occurrence of any of the events specified in Section 8. 1, the Manager who has not wrongfully dissolved the Company or, if none, the Members, shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate of Dissolution as required by the Act.

8.3    Winding Up.        Upon the occurrence of any event specified in Section 8.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Manager, or, in the event the Manager wrongfully dissolved the Company, the Members, shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities of the Company and assets, shall either cause its assets to be sold or distributed, and if sold, as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds there from, to the extent sufficient therefore, to be applied and distributed as provided in Section 8.5. The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Manager or Members winding up the affairs of the Company shall be entitled to reasonable compensation for such services.

8.4    Distributions in Kind.    Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Income, Capital Event Gain, or Net Loss that would have resulted if such asset were sold for such value. Such Net Income, Capital Event Gain or Net Loss shall then be allocated pursuant to Article VI, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such

26

distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Manager, or if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Manager or liquidating trustee and approved by the Members.

8.5     Order of Payment of Liabilities Upon Dissolution.

(a)     After determining that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed among the Members in accordance with their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods; provided, however, that the distributions shall be made to the Members in the priorities set forth in Section 6.7(b) hereof, and provided further no Member shall receive any distribution pursuant to this Section 8.5(a) at such time as his Capital Account has been reduced to zero. Such liquidating distributions shall be made by the end of the Fiscal Year in which the Company is liquidated, or, if later, within ninety (90) days after the date of such liquidation.

(b)     The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, has been adequately provided for if the payment has been provided for by either of the following means:

(i)     Payment thereof has been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members or Manager to be adequate at the time of any distribution of the assets pursuant to this Section 8.5.

(ii)     The amount of the debt or liability has been deposited as provided in Section 2008 of the Corporations Code. This Section 8.5(b) shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

8.6     Certificate of Cancellation.     The Manager or Members who filed the Certificate of Dissolution shall cause to be filed in the office of, and on a form prescribed by the California Secretary of State, a certificate of cancellation of the Articles upon the completion of the winding up of the affairs of the Company.

8.7     No Action for Dissolution.     Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a Dissolution Event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 8.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Manager has failed to liquidate the Company as required by this Article VIII, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the grounds that (a) it is not reasonably practicable to carry-on the business of the Company in conformity with the Articles or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 8.7 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

8.8     [Intentionally Omitted].

8.9     <u>No Deficit Restoration Requirement</u>.     If, upon liquidation, any Member has a deficit balance in his Capital Account, after taking into account all Capital Account adjustments for the Company's taxable year during which liquidation occurs, such Member shall not be obligated to the Company, its creditors or the other Members to restore the deficit balance in his Capital Account.

## ARTICLE IX
## INDEMNIFICATION AND INSURANCE

9.1     <u>Indemnification of Agents</u>.     The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, Manager, officer, employee or other agent of the Company (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Manager shall be authorized, on behalf of the Company, to enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Manager deems appropriate in its business judgment.

9.2     <u>Insurance</u>.   The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 9.1 or under applicable law.

## ARTICLE X
## INVESTMENT REPRESENTATIONS

Each Member hereby represents and warrants to, and agrees with the Manager, the other Members and the Company as follows:

10.1     <u>Subscription Agreement</u>.     All representations, warranties and statements made by the Member in the Subscription Agreement were true, correct and complete when made, and are true, correct and complete as of the date of this Agreement. Each Member agrees that the representations, warranties, statements, covenants and agreements made by the Member in the Subscription Agreement are hereby incorporated into this Agreement by this reference, and remain fully binding on the Member.

**ARTICLE XI**
**MISCELLANEOUS**

11.1  <u>Complete Agreement</u>.   This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Non-Managing Members and the Manager with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Non-Managing Members and Manager or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Non-Managing Members or Manager or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control.

11.2  <u>Binding Effect</u>.   Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

11.3  <u>Parties in Interest</u>.   Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Person other than the Non-Managing Members and Manager and their respective successors and assigns, nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

11.4  <u>Pronouns; Statutory References</u>.   All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, the Regulations, the Act, the Corporations Code or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned.

11.5  <u>Headings</u>.   All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

11.6  <u>Interpretation</u>.   In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion (including by statute or by court decision) shall be implied or imposed by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

11.7 <u>References to this Agreement</u>.  Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

11.8 <u>Dispute Resolution</u>. Any dispute among the Company or the Members and arising out of or relating to this Agreement will be

Operating Agreement – Blind Spirits LLC

resolved in accordance with the procedures specified in this Section 11.8, which will be the sole and exclusive procedure for the resolution of any such disputes. The Company and the Members intend that these provisions will be valid, binding, enforceable and irrevocable and will survive any termination of this Agreement.

(a) <u>Notification and Negotiation</u>. If the Company or any Member wishes to assert such a dispute with any other such Person arising out of or relating to this Agreement, such Person will promptly notify such other Person in writing of such dispute and will attempt for a period of fifteen (15) days to resolve any such dispute promptly by negotiation between executives who have authority to settle such dispute. All such negotiations are confidential and will be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. The statute of limitations of the State of California applicable to the commencement of a lawsuit will apply to the commencement of a dispute hereunder, except that no defenses will be available based upon the passage of time during any such negotiation.

(b) <u>Arbitration</u>. Any dispute, controversy or claim arising out of or in respect to this Agreement (or its validity, interpretation or enforcement) or the subject matter hereof will at the request of either party be submitted to and settled by binding arbitration conducted before a single arbitrator in Los Angeles, California in accordance with the Federal Arbitration Act, to the extent that such rules do not conflict with any provisions of this Agreement. Said arbitration will be under the jurisdiction of JAMS, Inc. in Los Angeles, California. The arbitrator will permit discovery under the federal rules of civil procedure, and will have the authority to award damages and remedies in accordance with applicable law. Any award, order, or judgment pursuant to such arbitration will be deemed final and binding and may be entered and enforced in any state or federal court of competent jurisdiction. Each party agrees to submit to the jurisdiction of any such court for purposes of the enforcement of any such award, order, or judgment. In the event of such arbitration, the prevailing party will be entitled to recover all reasonable costs and expenses incurred by such party in connection therewith, including reasonable outside attorneys' fees (to the extent permitted by applicable law).

(c) <u>Waiver of Jury Trial</u>. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT BY ENTERING THIS AGREEMENT, SUCH PARTY IS WAIVING THE RIGHT TO PURSUE ANY CLAIMS IN STATE OR FEDERAL COURT BEFORE A JUDGE OR JURY.

(d) <u>Availability of Equitable Relief</u>. Notwithstanding the parties' agreement to submit all disputes to final and binding arbitration, the parties will have the right to seek and obtain temporary or preliminary injunctive relief in any court of competent jurisdiction. Such courts will have authority to, among other things, grant temporary or provisional injunctive relief (with such relief effective until the arbitrator has rendered a final award) in order to protect any party's rights under this Agreement or its intellectual property rights.

11.9 <u>Governing Law</u>.  This Agreement shall be interpreted and construed in accordance with the internal laws of the State of California, without giving effect to its conflict of laws principles.

11.10 <u>Exhibits</u>.    All Exhibits attached to this Agreement are incorporated herewith and shall be treated as if set forth herein.

11.11 <u>Severability</u>.    If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to Persons or circumstances other than those to which it is held invalid shall not be affected thereby.

11.12 <u>Additional Documents and Acts</u>.    Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

11.13 <u>Notices</u>.    Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Non-Managing Member or Manager at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days prior written notice to the other parties, designate any other address in substitution of the foregoing address to which such notice will be given.

11.14 <u>Amendments</u>. All amendments to this Agreement will be in writing and signed by a Majority Interest.

11.15 <u>Reliance on Authority of Person Signing Agreement</u>.   If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

11.16 <u>No Interest in Company Property; Waiver of Action for Partition</u>.   No Member or Economic Interest Owner has any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that he or she may have to obtain any action for partition with respect to the property of the Company.

11.17 <u>Multiple Counterparts</u>.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

11.18 <u>Time is of the Essence</u>.   All dates and times in this Agreement are of the essence.

11.19 <u>Special Power of Attorney</u>.

(a)    Attorney in Fact. Each Member grants the Manager a special power of attorney irrevocably making, constituting and appointing the Manager as the Member's attorney in fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge, deliver and swear to in the execution, acknowledgement, delivery and filing of the following documents:

       (i)     Assignments of certificates (if any) of a Membership Interest or other documents of transfer to be delivered in connection with the transfer of a Membership Interest pursuant to Articles VII or VIII;

       (ii)    Any other instrument or document that may be reasonably required by the Manager in connection with any of the foregoing; and any consent to the representation of the Company by counsel selected by the Manager.

       (iii)   All Articles of organization and amendments thereto; and

       (iv)   Any and all amendments or changes to this Agreement made in accordance with this Agreement.

     (b)    <u>Irrevocable Power</u>.     The special power of attorney granted in Section 11.19(a) is: (i) irrevocable, (ii) coupled with an interest and (iii) shall survive a Member's death, incapacity or dissolution.

     (c)    <u>Signatures</u>.  The Manager may exercise the special power of attorney granted in Section 11.19(a) by a facsimile signature of the Manager or by original signature of any Manager.

    11.20 <u>Counsel to the Company: Acknowledgment and Wavier</u>.     Counsel to the Company (initially, Doniger Burroughs APC) may also be counsel to the Manager, affiliates of the Company, or affiliates of the Manager. The Manager may execute on behalf of the Company and the Members, any consent to the representation of the Company that counsel may request, pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). The legal counsel for the Company is hereby designated the "Company Counsel." Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit written agreement to such effect between the Member and Company Counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Member and the Company, or between any Member or the Company on the one hand and the Manager (or affiliates of the Manager) that Company Counsel represents, on the other hand, then each Member agrees that Company Counsel may represent either the Company or the Manager (or its affiliates) or both, in any such dispute or controversy to the extent permitted by the Rules and each Member hereby consents to such representation. Each Member further acknowledges that legal counsel for the Manager and the Company, not the Members, acting in its capacity as legal counsel for the Manager and the Company, not as legal counsel for any of the Members, assisted in the preparation of this Agreement, and as such the Members cannot rely on such legal counsel to have protected their interests, and this Agreement is not the product of an arms length negotiation where various parties were represented by separate independent legal counsel. It is further acknowledged that each Member has been advised to consult with his separate legal counsel with regard to all such matters before executing and delivering the Subscription Agreement or any funds for this investment, and such Member has considered such advice and acted knowingly, intentionally and deliberately in executing and delivering the Subscription Agreement and the funds for the subscription for the Membership Interest.

Operating Agreement – Blind Spirits LLC

BY EXECUTING AND DELIVERING THE SUBSCRIPTION AGREEMENT, OR OTHERWISE EXECUTING THIS AGREEMENT OR BY ACCEPTING ANY MEMBERSHIP INTEREST (WHETHER UPON ISSUANCE BY THE COMPANY OR UPON TRANSFER OR ASSIGNMENT BY ANY MEMBER), EACH SUCH PERSON ACKNOWLEDGES, ACQUIESCES AND EXPRESSLY AND SPECIFICALLY CONSENTS TO, AND WAIVES AND RELEASES, ANY RIGHT, CLAIM OR CAUSE OF ACTION GROWING OUT OF ANY AND ALL OF THE FOREGOING.

[*Manager signature continues on the following page.*]

IN WITNESS WHEREOF, the parties hereto have executed this Limited Liability Company Operating Agreement as of the date first above written.

**MANAGER:**

Robert B. DeMars

_____

[*Member signatures continue on the following pages.*]

Operating Agreement – Blind Spirits LLC

**MEMBER☐**

**FOR COMPLETION BY MEMBERS WHO ARE NATURAL PERSONS:**
**(i.e., individuals)**

Member's Name: _____
(print or type)

Member's Signature:   _____
(signature)

Member's Social Security No.:   _____

**FOR COMPLETION BY MEMBERS WHO ARE NOT NATURAL PERSONS:**
**(i.e., corporations, partnerships, limited liability companies, trusts or other entities)**

Member's Name: _____
(print or type)

By:   _____
(signature of authorized representative)

Name:   _____
(print or type name of authorized representative)

Title:   _____
(print or type title of authorized representative)

Operating Agreement – Blind Spirits LLC

Member's Tax Identification No.:  _____